Scott L. Bennett	1221 Avenue of the Americas
Senior Vice President	New York, NY 10020-1095
Associate General Counsel	212 512 3998 Tel
and Secretary	212 512 3997 Fax
scott_bennett@mcgraw-hill.com

May 26, 2009

By Federal Express

Mr. Daniel H. Morris, Attorney - Advisor

Mail Stop 3561 – (202) 551-3314

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	The McGraw-Hill Companies, Inc.
Form 10-K (Filed February 27, 2009)
Schedule 14A (Filed March 20, 2009)
File No. 001-01023

Dear Mr. Morris:

On behalf of The McGraw-Hill Companies, Inc. (the “Company”), I am submitting the Company’s response to the comment letter, dated May 7, 2009, from the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Mr. Kenneth M. Vittor, the Company’s Executive Vice President and General Counsel. For the Staff’s convenience, I have included the full text of each comment, followed by the Company’s response. In future SEC filings, the Company intends to supplement its disclosure to include information consistent with the responses set forth below.

Form 10-K

Item 1.A.	Risk Factors, page 2

1.	In future filings, please remove the references in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

In future filings, the Company will revise its Risk Factors disclosure to state that it has discussed all known material risks specific to the Company.

2.	In future filings, please update your risk factor disclosure to discuss how actual economic conditions in the United States and globally may affect your growth and results of operations. For example, your disclosure should include a discussion of existing market conditions, such as the recent sustained period of market decline, volatility in the financial markets and tightening credit conditions.

In future filings, the Company will expand its discussion of Risk Factors to more fully address how actual economic conditions in the United States and globally may affect its growth and results of operations.

Definitive Proxy Statement on Schedule 14A

How Do We Use Market Data In Setting compensation Levels?, page 25

3.	We note your disclosure in the third paragraph under this heading that for purposes of setting the compensation of certain employees a review is made of the base salaries and annual and long-term incentive payments reported by certain benchmark companies. In future filings please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to item 402(b)(2)(xiv) of Regulation S-K.

For the purposes of setting the compensation of our CEO, CFO and General Counsel, the Company also utilizes proxy statement reported compensation data for the Financial Services companies included in the S&P 500. In future filings the Company will identify these companies and will disclose how the Compensation Committee utilizes compensation data derived from such companies in setting the compensation for these positions.

How Do We Set Base Salaries?, page 28

4.	In the second paragraph of this section, you state that you use a Performance Management Process that measures performance against goals, behaviors and competencies. This disclosure is somewhat vague. Specifically, it is unclear whether by reference to “goals” you mean specific company performance targets. In future filings, please revise to provide additional disclosure regarding the Performance Management Process. To the extent that a named executive officer must meet certain performance targets in order to receive an increase in his or her base salary, please confirm that you will disclose the targets in future filings.

Specific Company performance targets are not used to determine base salary increases for our named executive officers. In future filings, we will provide clarification concerning the Performance Management Process for named executive officers. To the extent that a named executive officer must meet certain performance targets in order to receive an increase in his or her base salary, the Company will disclose the targets in future filings.

*    *    *    *

In responding to the Division’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, or if you require any additional information, please contact me at (212) 512-3998.

THE McGRAW-HILL COMPANIES, INC.

By:
Name:	Scott L. Bennett
Title:	Senior Vice President,
Associate General Counsel and Secretary

cc:	Michelle Lacko, Esq.

Kenneth Vittor, Esq.